Exhibit 99.1

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS THE RESULTS OF  SECOND QUARTER 2023

YAVNE, Israel – August 30, 2023 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter Fiscal Year 2023

•	Sales increased by 4.9% to NIS 129.2 million (US$ 34.9 million) from NIS 123.2 million (US$ 33.3 million) in the second quarter of 2022.
•	Gross profit decreased by 32.8% year-over-year to NIS 26.1 million (US$ 7.1 million).
•	Operating profit decreased by 93.3% year-over-year to NIS 1.0 million (US$ 0.3 million).
•	Net profit decreased by 32.6% year-over-year to NIS 4.9 million (US$ 1.3 million).
•	Cash and securities balance of NIS 212.1 million (US$ 57.3 million) as of June 30, 2023.
•	Basic earnings per share of NIS 0.4 (US$ 0.1).

Management Comment

Zwi Williger & Joseph Williger, Chairmen & CEO of Willi-Food, commented “In the second quarter of 2023, the Company experienced increased prices in the products it acquires and the weakening, by approximately 10%, of the Israeli shekel in relation to the euro and US$ currencies. Those two factors negatively affected the Company’s profit margins, which was reflected in the Company’s second quarter financial results. The Company reached its internal sales goals for the second quarter of 2023 and is working hard to improve its financial results by improving the terms of its commercial arrangements with its suppliers and customers. The Company is also looking for new potential markets abroad to sell its products. We believe that the cost-of-living issue in Israel become more prominent among the public and as a result we believe that the public in Israel is looking for quality lower cost substitutes for the more familiar food brands. Since most of our products are substitutes to familiar brands, we hope the demand for our products to increase.

Second Quarter Fiscal 2023 Summary

Sales for the second quarter of 2023 increased by 4.9% to NIS 129.2 million (US$ 34.9 million) from NIS 123.2 million (US$ 33.3 million) recorded in the second quarter of 2022. Sales increased mainly due to increases (i) in the range of the Company's products, (ii) in our inventory levels and its availability for the demand of our products, (iii) in the Company’s efforts to improve presence of the Company’s line of products in stores and (iv) in advertising and promotional campaigns.

Gross profit for the second quarter of 2023 decreased by 32.8% to NIS 26.1 million (US$ 7.1 million), or 20.2% of revenues, compared to NIS 38.8 million (US$ 10.5 million), or 31.5% of revenues in the second quarter of 2022. The decrease in gross profit was due to (i) increased costs of the Company’s imported products compared to the cost of products in the second quarter of 2022, mainly because of an increase in raw materials and (ii) the weakening of the Israeli shekel in relation to the euro and US$ currencies.

Selling expenses for the second quarter of 2023 were NIS 18.8 million (US$ 5.1 million), remaining at the same level compared to second quarter of 2022.

General and administrative expenses for the second quarter of 2023 were NIS 6.3 million (US$ 1.7 million), remaining at the same level as in the second quarter of 2022.

Operating profit for the second quarter of 2023 decreased by 93.3% to NIS 1.0 million (US$ 0.3 million) compared to NIS 14.5 million (US$ 3.9 million) in the second quarter of 2022. The decrease was primarily due to the decrease in gross profit.

Financial income, net for the second quarter of 2023 totaled NIS 5.3 million (US$ 1.4 million) compared to a loss of NIS 5.0 million (US$ 1.4 million) in the second quarter of 2022 and provides a positive difference of NIS 10.3 million. Financial income for the second quarter of 2023 was comprised mainly of (i) income from revaluation of the Company’s portfolio of securities to fair value in the amount of NIS 3.4 million (US$ 0.9 million) and (ii) interest and dividend income from the Company’s portfolio of securities in the amount of NIS 2.3 million (US$ 0.6 million).

Willi-Food’s income before taxes for the second quarter of 2023 was NIS 6.3 million (US$ 1.7 million) compared to NIS 9.5 million (US$ 2.6 million) in the second quarter of 2022.

Willi-Food's net profit in the second quarter of 2023 was NIS 4.9 million (US$ 1.3 million), or NIS 0.35 (US$ 0.1) per share, compared to NIS 7.2 million (US$ 1.9 million), or NIS 0.5 (US$ 0.14) per share, in the second quarter of 2022.

Willi-Food ended the second quarter of 2023 with NIS 212.1 million (US$ 57.3 million) in cash and securities. Net cash from operating activities for the second quarter of 2023 was NIS 4.7 million (US$ 1.3 million).

First Half Fiscal 2023 Highlights

•	Sales increased by 16.3% to NIS 280.6 million (US$ 75.8 million) from NIS 241.2 million (US$ 65.2 million) in the first half of 2022.
•	Gross profit decreased by 9.5% year-over-year to NIS 66.0 million (US$ 17.8 million).
•	Operating income decreased by 41.5% year-over-year to NIS 14.0 million (US$ 3.9 million).
•	Net profit decreased by 24.7% year-over-year to NIS 15.7 million (US$ 4.2 million), or 5.6% of sales.
•	Basic earnings per share of NIS 1.13 (US$ 0.3).

First Half Fiscal 2023 Summary

Sales for the six-month period ending June 30, 2023 increased by 16.3% to NIS 280.6 million (US$ 75.8 million) compared to NIS 241.2 million (US$ 65.2 million) recorded in the first half of 2022. Sales increased mainly due to increases (i) in the range of the Company's products, (ii) in inventory levels and its availability for the increasing demand for our products, (iii) in the Company’s efforts to improve presence of the Company’s line of products in stores and (iv) in advertising and promotional campaigns.

Gross profit for the first half of 2023 decreased by 9.5% to NIS 66.3 million (US$ 17.9 million), or 23.6% of revenues, compared to NIS 73.0 million (US$ 19.7 million), or 30.3% of revenues, in the first half of 2022. The decrease in gross profit was due to (i) an increase in the costs of the Company’s imported products compared to the cost of products in the second quarter of 2022, mainly because of an increase in raw materials and (ii) the weakening of the Israeli shekel in relation to the euro and dollar currencies. The main effect of the increase in the price of products occurred in the second quarter of the year.

General and administrative expenses for the first half of 2023 increased by 16.8% to NIS 13.4 million (US$ 3.6 million), compared General and administrative expenses of NIS 11.5 million (US$ 3.1 million) in the first half of 2022. The increase was primarily due to an increase in management compensation and options grants made under the Company's option plan.

Operating profit for the first half of 2023 decreased by 41.5% to NIS 14.0 million (US$ 3.9 million) from NIS 23.9 million (US$ 6.5 million) for the first half of 2022. The decrease was primarily due to an increase in cost of sales and operating costs.

Financial income, net for the first half of 2023 totaled NIS 5.9 million (US$ 1.6 million) compared to NIS 0.9 million (US$ 0.2 million) in the first half of 2022. Financial income, net for the first half of 2023 was comprised mainly dividend income from the Company’s portfolio of securities in the amount of NIS 6.3 million (US$ 1.7 million) and expenses for commissions and other interest in the amount of NIS 1.0 million (US$ 0.3 million)

Willi-Food’s income before taxes for the first half of 2023 was NIS 19.8 million (US$ 5.4 million) compared to NIS 24.8 million (US$ 6.7 million) in the first half of 2022.

Willi-Food's net profit in the first half of 2023 was NIS 15.7 million (US$ 4.2 million), or NIS 1.1 (US$ 0.3) per share, compared to NIS 20.9 million (US$ 5.6 million), or NIS 1.5 (US$ 0.41) per share, recorded in the first half of 2022.

NOTE A: NIS to US$ exchange rate used for convenience only
Convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on June 30, 2023, with U.S. $1.00 equal to NIS 3.7. The translation is made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the two-month period ended June 30, 2023 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 650 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers and 3,000 selling points in Israel and around the world, including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Euro European Dairies, a wholly owned subsidiary that designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: war in Ukraine, the COVID-19 pandemic, disruptions to international commercial shipping and disruptions in commodity pricing monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on March 23, 2023. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.
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G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)

	June 30,		December 31	June 30,		December 31
	2 0 2 3	2 0 2 2	2 0 2 2	2 0 2 3	2 0 2 2	2 0 2 2
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	110,916	171,251	150,607	29,977	46,283	40,705
Financial assets carried at fair value through profit or loss	101,140	134,261	116,762	27,335	36,287	31,557
Trade receivables	166,020	153,268	165,838	44,870	41,424	44,822
Other receivables and prepaid expenses	3,828	2,401	4,956	1,035	649	1,339
Inventories	98,302	73,877	71,929	26,568	19,967	19,440
Current tax assets	7,086	6,253	3,117	1,916	1,690	842
Total current assets	487,292	541,311	513,209	131,701	146,300	138,705

Non-current assets
Property, plant and equipment	108,217	90,621	99,216	29,248	24,492	26,815
Less - Accumulated depreciation	53,708	50,631	51,533	14,516	13,684	13,928
	54,509	39,990	47,683	14,732	10,808	12,887

Right of use asset	3,359	3,587	3,391	908	969	916
Financial assets carried at fair value through profit or loss	44,252	31,836	44,113	11,960	8,605	11,923
Goodwill	36	36	36	10	10	10
Total non-current assets	102,156	75,449	95,223	27,610	20,392	25,736
	589,448	616,760	608,432	159,311	166,692	164,441
EQUITY AND LIABILITIES

Current liabilities
Current maturities of lease liabilities	2,170	781	2,194	586	211	593
Trade payables	22,196	21,275	24,842	5,999	5,750	6,714
Employees Benefits	4,050	3,944	3,756	1,095	1,066	1,015
Financial liabilities at fair value through profit or loss	-	1,310	-	-	354	-
Other payables and accrued expenses	8,329	10,401	11,836	2,252	2,811	3,199
Total current liabilities	36,745	37,711	42,628	9,932	10,192	11,521

Non-current liabilities
Lease liabilities	1,482	2,986	1,284	401	808	347
Deferred taxes	4,345	2,198	4,198	1,174	594	1,135
Retirement benefit obligation	977	1,733	878	264	468	237
Total non-current liabilities	6,804	6,917	6,360	1,839	1,870	1,719
Shareholders' equity
Share capital	1,490	1,490	1,490	403	403	403
Additional paid in capital	172,240	170,760	171,550	46,551	46,151	46,365
Remeasurement of the net liability in respect of defined benefit	(195)	(959)	(195)	(53)	(259)	(53)
Capital fund	247	247	247	67	67	67
Retained earnings	372,745	401,222	386,980	100,742	108,438	104,589
Treasury shares	(628)	(628)	(628)	(170)	(170)	(170)
Equity attributable to owners of the Company	545,899	572,132	559,444	147,540	154,630	151,201
	589,448	616,760	608,432	159,311	166,692	164,441

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 2 3	2 0 2 2	2 0 2 3	2 0 2 2	2 0 2 3	2 0 2 2
	NIS				US dollars (*)
	In thousands (except per share and share data)

Sales	280,600	241,224	129,244	123,155	75,838	65,196
Cost of sales	214,508	168,200	103,186	84,373	57,975	45,459

Gross profit	66,092	73,024	26,058	38,782	17,863	19,737

Operating costs and expenses:
Selling expenses	38,700	37,597	18,781	18,359	10,460	10,161
General and administrative expenses	13,421	11,493	6,304	5,947	3,627	3,106
Other income	25	-	-	-	7	-

Total operating expenses	52,096	49,090	25,085	24,306	14,079	13,267

Operating profit	13,996	23,934	973	14,476	3,783	6,470

Financial income	6,220	8,940	5,683	4,877	1,681	2,416
Financial expense	(370)	(8,078)	(359)	(9,863)	(100)	(2,183)

Total financial income (expense)	5,850	862	5,324	(4,986)	1,581	233

Income before taxes on income	19,846	24,796	6,297	9,490	5,364	6,703
Taxes on income	(4,132)	(3,930)	(1,428)	(2,268)	(1,117)	(1,062)

Profit for the period	15,714	20,866	4,869	7,222	4,247	5,641

Earnings per share:
Basic earnings per share	1.1	1.5	0.4	0.5	0.3	0.41
Diluted earnings per share	1.1	1.5	0.4	0.5	0.3	0.41

Shares used in computation of basic EPS	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017
Shares used in computation of diluted EPS	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017
Actual number of shares	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017	13,867,017

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 2 3	2 0 2 2	2 0 2 3	2 0 2 2	2 0 2 3	2 0 2 2
	NIS				US dollars (*)
	(in thousands)

CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	15,714	20,866	4,869	7,222	4,247	5,641
Adjustments to reconcile net profit to net cash used to continuing operating activities (Appendix A)	(32,042)	(24,248)	(184)	(12,900)	(8,660)	(6,554)

Net cash from (used in) continuing operating activities	(16,328)	(3,382)	4,685	(5,678)	(4,413)	(913)

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(8,976)	(3,376)	(2,165)	(1,059)	(2,426)	(912)
Proceeds from sale of marketable securities, net	16,033	12,056	7,540	3,851	4,332	3,256

Net cash used in continuing investing activities	7,057	8,680	5,375	2,792	1,906	2,344

CASH FLOWS - FINANCING ACTIVITIES
Lease liability payments	(954)	(1,028)	(461)	(497)	(258)	(278)
Dividend	(29,949)	(19,966)	(29,949)	(19,966)	(8,094)	(5,396)

Net cash used to continuing financing activities	(30,903)	(20,994)	(30,410)	(20,463)	(8,352)	(5,674)

Increase (decrease) in cash and cash equivalents	(40,174)	(15,696)	(20,350)	(23,349)	(10,859)	(4,243)

Cash and cash equivalents at the beginning of the financial period	150,607	195,718	131,472	198,339	40,705	52,897

Exchange losses (profit) on cash and cash equivalents	483	(8,771)	(206)	(3,739)	131	(2,371)

Cash and cash equivalents of the end of the financial year	110,916	171,251	110,916	171,251	29,977	46,283

(*)          Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX A TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

CASH FLOWS - OPERATING ACTIVITIES:

A.          Adjustments to reconcile net profit to net cash from operating activities:

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 2 3	2 0 2 2	2 0 2 3	2 0 2 2	2 0 2 3	2 0 2 2
	NIS				US dollars (*)
	(in thousands)

Decrease (increase) in deferred income taxes	147	181	682	(1,098)	40	49
Unrealized loss (gain) on marketable securities	(553)	6,993	(3,577)	9,141	(149)	1,890
Depreciation and amortization	3,336	3,298	1,711	1,450	902	891
Capital gain on disposal of property plant and equipment	(25)	-		-	(7)	-
Exchange gain (losses) on cash and cash equivalents	(483)	8,771	206	3,739	(131)	2,371
Unrealized gain of financial liabilities at fair value through profit or loss	-	(12,650)		(5,209)	-	(3,419)
Stock based compensation reserve	690	-	264	-	186	-

Changes in assets and liabilities:
Increase (decrease) in trade receivables and other receivables	5,395	(9,084)	16,642	(5,858)	1,458	(2,456)
increase in inventories	(26,373)	(14,349)	(2,706)	(7,341)	(7,128)	(3,878)
Increase (decrease) in trade and other payables, and other current liabilities	(5,759)	693	(8,323)	(2,470)	(1,556)	187
Cash generated from operations	(23,625)	(16,147)	4,899	(7,646)	(6,385)	(4,365)
Income tax paid	(8,417)	(8,101)	(5,083)	(5,254)	(2,275)	(2,189)
Net cash flows from operating activities	(32,042)	(24,248)	(184)	(12,900)	(8,660)	(6,554)

B.        Significant non-cash transactions:

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 2 3	2 0 2 2	2 0 2 3	2 0 2 2	2 0 2 3	2 0 2 2
	NIS				US dollars (*)
(in thousands)
Dividend Payable	29,949	19,966	-	-	8,094	5,396

(*)          Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il

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